BELL, BOYD & LLOYD PLLC	1615 L STREET N.W., SUITE 1200
WASHINGTON, D.C. 20036-5610
202.466.6300 FAX 202.463.0678

OFFICES IN WASHINGTON, D.C.
AND CHICAGO

KELLY R. BOWERS

202.955.7081

kbowers@bellboyd.com

DIRECT FAX:  202.835.4145

November 22, 2006

BY EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:                             Wanger Advisors Trust Fidelity Bond Filing
(File Nos. 33-83548 and 811-8748)

Ladies and Gentlemen:

On behalf of Wanger Advisors Trust (the “Trust”), we enclose the following documents for filing pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940:

1.                                       One copy of the Trust’s fidelity bond issued by ICI Mutual Insurance Company (the “Bond”) covering the one-year period beginning October 1, 2006 (attached as Exhibit A);

2.                                       One copy of the resolutions adopted by the Trust’s board of trustees, including all of the trustees who are not “interested persons” of the Trust, approving the amount, type, form and coverage of the bond and the portion of the premiums to be paid by the Trust (attached as Exhibit B); and

3.                                       One copy of the Fidelity Bond Allocation Agreement dated October 1, 2006 among the Trust, Columbia Acorn Trust, Columbia Wanger Asset Management, L.P., Columbia Management Distributors, Inc. and Columbia Management Services, Inc. (attached as Exhibit C).

The Trust is named as an insured under a joint insured bond; otherwise it would have been required by rule 17g-1(d) to provide and maintain a single insured bond in the amount of at least $2,100,000.

The bond was prepaid for a term of one year beginning October 1, 2006.

If you have any questions or require additional information, please contact me at the number above.

Very truly yours,

/s/ Kelly R. Bowers
Kelly R. Bowers

Enclosures

cc:  Mr. Bruce H. Lauer (w/encls.)